UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41107

Codere Online Luxembourg, S.A.
(Translation of registrant's name into English)

7 rue Robert Stümper
L-2557 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Codere Online Luxembourg, S.A.

Explanatory note

Results of the annual general meeting of shareholders

On June 30, 2026, Codere Online Luxembourg, S.A. (the “Company”) held its 2026 Annual General Meeting of Shareholders (“AGM”) at the registered office of the Company.

All resolutions submitted to the Company’s shareholders at the AGM were duly approved, including the re-election of all members of the Company’s Board of Directors (the “Board”) standing for election, thereby maintaining the current composition of the Board.

A copy of the convening notice to the shareholder meeting was previously furnished as Exhibit 99.2 to a report on Form 6-K filed on June 17, 2026, and made available at the Company’s website (https://www.codereonline.com) since that date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Codere Online Luxembourg, S.A.
(Registrant)

Date: June 30, 2026	/s/ Marcus Arildsson
Marcus Arildsson
Chief Financial Officer